July 30, 2019

Attn: Edward M. Kelly

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Sports Field Holdings, Inc.
Registration Statement on Form S-1
Filed July 19, 2019
File No. 333-232712

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 1, 2019, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

Sports Field Holdings, Inc.

/s/ Jeromy Olson
Jeromy Olson
Chief Executive Officer